Signal Advance, Inc.
3515 County Road 81
Rosharon, TX 77583

March 27, 2012

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549


Re: Signal Advance, Inc. - Application for Withdrawal of Form 10 Registration Statement (File No. 000-54626)


To whom it may concern,

Signal Advance, Inc., a Texas corporation (the "Company"), hereby requests the withdrawal, effective immediately, of the above-referenced Registration Statement, originally filed on March 22, 2012, together with all exhibits (the "Registration Statement"). The Registration Statement was filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to the registration of Common Stock, no par value per share, of the Company as a class of securities for purposes of the Exchange Act.

The Company has determined that it is necessary at this time to withdraw the Registration Statement prior to its projected effective date in order to allow the Company sufficient time to review and, if necessary, correct a possible error in the Registration Statement that has only recently been discovered.

Upon grant of the Commission's consent, please provide a copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, either via facsimile to (928) 441-5564, or electronic mail to chymel@signaladvance.com

Please contact the Company President, Chris M. Hymel, at telephone number 713 510 7445 or by email at chymel@signaladvance.com should you require additional information concerning the foregoing.

Thank You

Signal Advance, Inc.

/s/Chris M. Hymel
__________________________
Chris M. Hymel, President
for Signal Advance, Inc.